UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Summit Midstream Partners, LP

(Name of Subject Company and Filing Person (Issuer))

9.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units

(Title of Class of Securities)

866142AA0

(CUSIP Number of Class of Securities)

James D. Johnston

910 Louisiana Street, Suite 4200

Houston, Texas 77002

(832) 413-4770

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Joshua Davidson

Clinton W. Rancher

Baker Botts L.L.P.

910 Louisiana Street

Houston, Texas 77002

(713) 229-1234

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$115,562,337.67	$10,712.63

*

Estimated solely for the purpose of calculating the registration fee. The transaction valuation upon which the filing fee was based was calculated as follows: the product of $805.61, the average of the bid and asked price of the Partnership’s 9.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units, (the “Series A Preferred Units”) as of December 9, 2021, and 143,447, the total amount of issued and outstanding Series A Preferred Units. The amount of the filing fee assumes that all of the outstanding Series A Preferred Units will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1. ☒ issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer (the “Exchange Offer”) by Summit Midstream Partners, LP (the “Partnership”) to exchange any and all of the Partnership’s 9.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (Liquidation Preference $1,000) (the “Series A Preferred Units”) tendered in the Exchange Offer for newly issued common units representing limited partner interests in the Partnership (the “Common Units”).

In exchange for each Series A Preferred Unit properly tendered (and not validly withdrawn) prior to 11:59 p.m., New York City time, on January 12, 2022 (such time and date, as the same may be extended, the “Expiration Date”) and accepted by the Partnership, participating holders of Series A Preferred Units will receive 38 Common Units (the “Exchange Consideration”).

The Exchange Offer shall commence on the filing date hereof and shall expire on the Expiration Date. The Exchange Offer will be made upon the terms and subject to the conditions set forth in the offer to exchange (as it may be supplemented and amended from time to time, the “Offer to Exchange”) and in the related letter of transmittal (as it may be supplemented and amended from time to time, the “Letter of Transmittal” and, together with the Offer to Exchange, the “Offering Documents”), which are filed as exhibits (a)(1)(i) and (a)(1)(ii) hereto.

The Exchange Offer is conditioned on, among other things, that (i) there shall have not been instituted, threatened in writing or be pending any action or proceeding before or by any court, governmental, regulatory or administrative agency or instrumentality, or by any other person, in connection with the Exchange Offer, that is, or is reasonably likely to be, in our reasonable judgment, materially adverse to our business, operations, properties, condition, assets, liabilities or prospects, or which would or might, in our reasonable judgment, prohibit, prevent, restrict or delay consummation of the Exchange Offer or materially impair the contemplated benefits to us (as set forth under the section of the Offer to Exchange titled “The Exchange Offer — Purpose of the Exchange Offer”) of the Exchange Offer, (ii) no order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in our reasonable judgment, would or would be reasonably likely to prohibit, prevent, restrict or delay consummation of the Exchange Offer or materially impair the contemplated benefits to us of the Exchange Offer, or that is, or is reasonably likely to be, materially adverse to our business, operations, properties, condition, assets, liabilities or prospects, (iii) there shall have not occurred or be reasonably likely to occur any material adverse change to our business, operations, properties, condition, assets, liabilities, prospects or financial affairs and (iv) there shall have not occurred (a) any general suspension of, or limitation on prices for, trading in securities in U.S. securities or financial markets, (b) a declaration of a banking moratorium or any suspension of payments in respect to banks in the United States, (c) any limitation (whether or not mandatory) by any government or governmental, regulatory or administrative authority, agency or instrumentality, domestic or foreign, or other event that, in our reasonable judgment, would or would be reasonably likely to affect the extension of credit by banks or other lending institutions or (d) a natural disaster or the commencement or material worsening of a war, armed hostilities, act of terrorism or other international or national calamity directly or indirectly involving the United States which, in our reasonable judgment, diminishes general economic activity to a degree sufficient to materially reduce demand for natural gas and oil consumption. See the section of the Offer to Exchange titled “The Exchange Offer — Conditions to the Exchange Offer” for a complete description of the conditions of the Exchange Offer. We reserve the right to extend or terminate the Exchange Offer if any condition of the Exchange Offer is not satisfied and otherwise to amend the Exchange Offer in any respect.

This Schedule TO is being filed in satisfaction of the reporting requirements of Rules 13e-4 promulgated under the Securities Exchange Act of 1934, as amended. Information set forth in the Offering Documents is incorporated herein by reference in response to Items 1 through 13 of this Schedule TO, except those items as to which information is specifically provided herein.

Item 1. Summary Term Sheet.

The information set forth in the Offer to Exchange in the sections titled “Questions and Answers About the Exchange Offer” and “Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)    Name and Address.

The name of the subject company and the filing person is Summit Midstream Partners, LP. The address of the Partnership’s principal executive offices is 910 Louisiana Street, Suite 4200, Houston, Texas 77002. The Partnership’s telephone number is (832) 413-4770.

(b)    Securities.

The subject class of securities is the Partnership’s 9.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units. There are 143,447 Series A Preferred Units issued and outstanding as of the date hereof, with a liquidation preference in the amount of $1,000 per unit, plus accumulated and unpaid distributions, upon any voluntary or involuntary liquidation, winding-up or dissolution of the Partnership.

(c)    Trading Market and Price.

The information set forth in the Offer to Exchange in the section titled “Price Ranges of Series A Preferred Units and Distributions” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)    Name and Address.

Summit Midstream Partners, LP is the filing person and subject company. The business address and telephone number of the Partnership are set forth under Item 2(a) of this Schedule TO and are incorporated herein by reference.

Pursuant to Instruction C to Schedule TO, the following persons are the directors and executive officers of Summit Midstream GP, LLC, the general partner of the Partnership (the “General Partner”). The Partnership owns the equity interest in its General Partner.

Name	Position with Summit Midstream GP, LLC
J. Heath Deneke	President and Chief Executive Officer, Chairman of the Board
Marc D. Stratton	Executive Vice President and Chief Financial Officer
James D. Johnston	Executive Vice President, General Counsel and Chief Compliance Officer
Robert M. Wohleber	Lead Independent Director
Lee Jacobe	Director
Robert McNally	Director
Jerry Peters	Director
James Cleary	Director
Marguerite Woung-Chapman	Director

The address and telephone number of each director and executive officer is: 910 Louisiana Street, Suite 4200, Houston, Texas 77002, and each person’s telephone number is (832) 413-4770.

Item 4. Terms of the Transaction.

(a)    Material Terms.

The information set forth in the Offer to Exchange in the sections titled “Questions and Answers About the Exchange Offer,” “Summary,” “The Exchange Offer,” “Comparison of Rights Between Series A Preferred Units and Our Common Units,” “Material U.S. Federal Income Tax Consequences of the Exchange Offer” and “Material U.S. Federal Income Tax Consequences of Common Unit Ownership,” as well as the information set forth in the Letter of Transmittal, is incorporated herein by reference.

(b)    Purchases.

To our knowledge, none of the directors or executive officers of our General Partner beneficially own any Series A Preferred Units, and therefore no such persons will participate in the Exchange Offer.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e)    Agreements Involving the Subject Company’s Securities.

The terms of the Common Units and the Series A Preferred Units are governed by the Fourth Amended and Restated Agreement of Limited Partnership of the Partnership, dated May 28, 2020 and filed as exhibit (d)(1) hereto.

The information set forth in the Offer to Exchange in the section titled “Comparison of Rights between Series A Preferred Units and Our Common Units” and “The Exchange Offer—Tender and Support Agreement” is incorporated herein by reference.

SMLP Long-Term Incentive Plan

The Partnership’s 2012 Long-Term Incentive Plan (“SMLP LTIP”) provides for equity awards to eligible officers, employees, consultants and directors of the Partnership, thereby linking the recipients’ compensation directly to the Partnership’s performance. The SMLP LTIP provides for the granting, from time to time, of unit-based awards, including common units, restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights, profits interest units and other unit-based awards. Grants are made at the discretion of the board of directors of the General Partner (the “Board of Directors”) or Compensation Committee of the Board of Directors. As of September 30, 2021, approximately 0.3 million common units (of the 1.0 million common units originally reserved) remained available for future issuance.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)    Purposes.

The information set forth in the Offer to Exchange in the section titled “The Exchange Offer — Purpose of the Exchange Offer” is incorporated herein by reference.

(b)    Use of Securities Acquired.

Any of the Series A Preferred Units acquired pursuant to the Exchange Offer will be cancelled, together with the accrued and unpaid distributions associated with such Series A Preferred Unit.

(c)    Plans.

(1)    None.

(2)    None.

(3)    The information set forth in the Offer to Exchange in the section titled “Questions and Answers About the Exchange Offer” is incorporated herein by reference.

(4)    On August 4, 2021, Robert M. Wohleber, a member and Lead Independent Director of the Board of Directors, announced to the Board his intention to resign from the Board of Directors effective December 31, 2021. Mr. Wohleber has served on the Board of Directors since 2013 and as the Lead Independent Director since 2020. A replacement for Mr. Wohleber will be named at a later date.

(5)    None.

(6)    None.

(7)    None.

(8)    None.

(9)    None.

Item 7. Source and Amount of Funds or Other Consideration.

(a)    Source of Funds.

The information set forth in the Offer to Exchange in the sections titled “The Exchange Offer — Terms of the Exchange Offer” and “Questions and Answers About the Exchange Offer” are incorporated herein by reference. Assuming full participation in the Exchange Offer, the Partnership will issue approximately 5,450,986 Common Units as consideration for the Exchange Offer.

(b)    Conditions.

The information set forth in the Offer to Exchange in the sections titled “The Exchange Offer — Terms of the Exchange Offer” and “Questions and Answers About the Exchange Offer” are incorporated herein by reference.

(c)    Borrowed Funds.

Not applicable.

Item 8. Interest in the Securities of the Subject Company.

(a)    Securities Ownership.

To our knowledge, none of our directors or executive officers beneficially own any Series A Preferred Units.

(b)    Securities Transactions.

None.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)    Solicitations or Recommendations.

The information set forth in the Offer to Exchange in the section titled “Information Agent and Depositary” is incorporated herein by reference. None of the Partnership, the General Partner, its Board of Directors, officers or employees, the information agent or the depositary is making any recommendation as to whether holders of Series A Preferred Units should tender their units for exchange in the Exchange Offer.

Item 10. Financial Statements.

(a)    Financial Information.

The financial statements and other information set forth under Part II, Item 8 of the Partnership’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and Part I, Item 1 of the Partnership’s Quarterly Report on Form 10-Q for the three months ended March 31, 2021, the Partnership’s Quarterly Report on Form 10-Q for the three months ended June 30, 2021 and the Partnership’s Quarterly Report on Form 10-Q for the three months ended September 30, 2021 are incorporated by reference herein and may be accessed electronically on the SEC’s website at http://www.sec.gov.

(b)    Pro Forma Information.

Not applicable.

Item 11. Additional Information.

(a)    Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange in the section titled “The Exchange Offer — Conditions to the Exchange Offer” is incorporated herein by reference.

(b)    Other Material Information.

The information set forth in the Offer to Exchange and the Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

Exhibit	Description

(a)(1)(i)	Offer to Exchange, dated December 14, 2021.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(5)(i)	Press Release, dated December 14, 2021 (Incorporated by reference to Exhibit 99.1 to the Partnership’s Current Report on Form 8-K filed on December 14, 2021).

(a)(5)(ii)	The Partnership’s Annual Report on Form 10-K for the year ended December 31, 2020 (Incorporated herein by reference to the Partnership’s filing with the SEC on March 4, 2021).

(b)	Not applicable.

(d)(1)	Fourth Amended and Restated Agreement of Limited Partnership of Summit Midstream Partners, LP, dated May 28, 2020 (Incorporated herein by reference to Exhibit 3.1 of the Partnership’s Current Report on Form 8-K filed with the SEC on June 2, 2020).

(d)(2)	Second Amended and Restated Limited Liability Company Agreement of Summit Midstream GP, LLC, dated May 28, 2020 (Incorporated herein by reference to Exhibit 3.2 of the Partnership’s Current Report on Form 8-K filed with the SEC on June 2, 2020).

(d)(3)	Summit Midstream Partners, LP 2012 Long-Term Incentive Plan (Incorporated herein by reference to Exhibit 10.2 to SMLP’s Current Report on Form 8-K filed October 4, 2012 ).

(d)(4)	Tender and Support Agreement, dated December 14, 2021.

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 14, 2021

Summit Midstream Partners, LP

By: Summit Midstream GP, LLC (its general partner)

/s/ Marc D. Stratton
Marc D. Stratton, Executive Vice President and Chief Financial Officer